UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

Date of report: July 12, 2023

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F              ☐ Form 40-F

Description of the Transaction

On July 11, 2023 (the “Initial Closing Date”), SEALSQ Corp, a company with limited liability organized under the law of the British Virgin Islands (the “Company”), closed an initial $10 million tranche (the “First Tranche”) of a private placement of Convertible Notes and Warrants with certain investors (collectively, the “Investors”) pursuant to the terms of a Securities Purchase Agreement, dated July 11, 2023, between the Company and the Investors (the “Purchase Agreement”).

In connection with the closing of the First Tranche, the Company issued to the Investors (i) 4% Senior Original Issue Discount Convertible Notes due 2025 in an aggregate principal amount of $10,000,000.00 (the “Initial Notes,” and together with the Notes that may be issued in the second tranche issuance described below, the “ Notes”), convertible into a number of the Company’s Ordinary Shares (the “Ordinary Shares”), and (ii) Warrants with a 5-year maturity (the “Initial Warrants,” and together with the Warrants that may be issued in the second tranche issuance described below, the “Warrants”) to purchase a number of Ordinary Shares.

A second tranche issuance of Notes and Warrants (the “Second Tranche”) is subject to the mutual consent of the parties, and may be provided for up to a total of $10 million in principal amount of Notes. Such Second Tranche would close only after the effective date of the Registration Statement (as defined below) and upon the satisfaction (or waiver) of the closing conditions for the Second Tranche specified in the Purchase Agreement. Such principal amount, if funded, will be added to the principal amount of the Notes, and the Investors will be entitled to receive an additional Warrants carrying the same terms as the Initial Warrants.

The Company has also entered into a Registration Rights Agreement, dated July 11, 2023 (the “Registration Rights Agreement”), with the Investors covering the resale of all of the Ordinary Shares issuance upon conversion of the Notes and the exercise of the Warrants.

The terms of the Purchase Agreement, the Notes, the Warrants and the Registration Rights Agreement are summarized below. The following description of the Purchase Agreement, the Notes, the Warrants and the Registration Rights Agreement are a summary only and does not purport to be complete and, is qualified in its entirety by reference to, the full text of such documents, the forms of which is attached hereto as Exhibit 10.1, 10.2, 10.3 and 10.4 respectively, and incorporated herein by reference.

The Notes and the Warrants described above were offered and sold in reliance upon an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and/or Regulation D thereunder.

Summary Terms of the Purchase Agreement

The Purchase Agreement details the Notes and Warrants to be issued in the First Tranche and in the Second Tranche and the conditions precedent for such First Tranche and Second Tranche issuances of Notes and Warrants. The Purchase Agreement also contains customary representations and warranties, indemnification, and other covenants of the Company and the Investors, as well as the following material terms:

Future Financing Participation Right. Subject to certain exceptions, for a period of one (1) year from the date of the Purchase Agreement, the Investors shall have the right to participate in up to thirty percent (30%) of future financings of the Company undertaken during that period.

Prohibited Transactions. From the date of the Purchase Agreement until such time as neither Investor holds any of the Notes having a principal amount in excess of $250,000.00, the Company shall not: (i) enter into any financing transactions that qualify as “variable rate transactions” or (ii) utilize any “at the market” offering program in respect of its Ordinary Shares. Furthermore, while any Notes are outstanding, the Company shall not issue any equity option, warrant or similar instrument which contains an “alternative cashless exercise” provision that provides for the exercise of such security without payment of the exercise price in cash. These prohibited transactions do not include issuance of (a) Ordinary Shares or options not to exceed 15% of the Ordinary Shares outstanding as of the date of Purchase Agreement to employees, consultants, officers or directors of the Company, its parent company and their respective subsidiaries pursuant to any stock or option plan duly adopted for such purpose, by a majority of the Board of Directors or a majority of the members of a committee of non-employee directors established for such purpose for services rendered to the Company; or (b) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144), but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities.

Public Information. Until the earliest of the time that (i) no Investor owns any Warrants or Notes or (ii) all of the Warrants have expired, the Company will maintain the registration of the Ordinary Shares under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company pursuant to Exchange Act, even if the Company is not then subject to the reporting requirements of the Exchange Act.

Share Reserve. The Company shall maintain a reserve of 8,000,000 Ordinary Shares from its duly authorized Ordinary Shares for issuance under the First Tranche. With respect to the Second Tranche, a number of additional Ordinary Shares equal to the higher of (i) 8,000,000 Ordinary Shares, and (ii) 200% of the Ordinary Shares issuable upon conversion of the Notes, and upon exercise of the Warrants, in each case, issued in the Second Tranche (subject to certain assumptions as to applicable Note conversion and Warrant exercise prices).

Termination. The Purchase Agreement may be terminated by any Investor, as to such Investor’s obligations thereunder only and without any effect whatsoever on the obligations between the Company and the other Investor, or by the Company, by written notice to the other parties, if the First Tranche has not been consummated on or before the fifth Trading Day following the date of the Purchase Agreement.

Summary Terms of the Notes

Seniority. The obligations of the Company under each Note shall rank senior to all other existing “Indebtedness” (as defined in the Purchase Agreement) and equity of the Company except for (i) additional Notes provided for under the Purchase Agreement, (ii) indebtedness up to $2,000,000.00 payable to Cisco System, Inc., and (iii) intercompany loans up to $8,000,000.00 between the Company and its affiliates; provided that, the combined debt from (ii) and (iii) shall not exceed 15% of the average market capitalization of the Company’s issued and outstanding Ordinary Shares (adjusted for the outstanding number of F Shares at the five (5) F Share to one Ordinary Share redemption ratio).

Original Issuance Discount. The Initial Notes carry a 4.0% original issue discount, resulting in proceeds before expenses to the Company from issuance of Notes in the Initial Tranche of approximately $9,600,000.00. The Note was issued on July 11, 2023 (the “Original Issuance Date”). If the full amount of the Notes issuance in the Second Tranche is funded, after taking into consideration the 4.0% original issue discount, the proceeds before expenses to the Company from the issuance of Notes in the Second Tranche would be approximately $9,600,000.00. The Notes issuable in the Second Tranche are expected to have the same terms as the Notes issued in the First Tranche.

Maturity. Each Initial Note has a 24-month maturity unless the Investors have given notice to the Company that they elect to accelerate the Maturity Date to the extent explicitly permitted by the Notes (the “Maturity Date”). The initial Maturity Date may be extended one time for an additional six (6) months at the option of the Company by written notice to the Investors.

Interest Payments. Interest on the Initial Notes shall commence accruing on the Original Issuance Date at 4% per annum (the “Interest”), shall be computed on the basis of a 360-day year and four 90-day quarterly periods and shall be payable by the Company to the holder(s) of such Notes as of the last day of the applicable quarterly period in cash, within three (3) trading days of the end of each 90-day quarterly period quarter while this Note remains outstanding (each, a “Scheduled Interest Payment Date”). Upon the written consent of the Investors, the Interest may be paid by the Company in Ordinary Shares on the Scheduled Interest Payment Date at the applicable conversion price. All accrued and unpaid Interest not otherwise paid on a Scheduled Interest Payment Date shall be due on the Maturity Date.

Prepayment; Change of Control Payment. If the Company directly or indirectly received proceeds from and closes any kind of financing including through the issuance of any equity securities or indebtedness, the Investors may request prepayment of the Principal and any accrued and unpaid Interest in an amount of up to thirty percent (30%) of the gross proceeds received by the Company in such financing. The previous sentence shall not apply to any equity financing undertaken by the Company within six (6) months of the Original Issuance Date. Except as otherwise provided in the Notes, the Company may not prepay any portion of the principal of the Notes.

In addition, if the Company enters into a definitive agreement with respect to a change of control of the Company, the Investors may require the Company to prepay, effective immediately prior to the consummation of such change of control, an amount equal to one hundred and twenty percent (120%) of the sum of (x) the outstanding Principal of the Notes and (y) and any accrued and unpaid Interest thereon.

Events of Default. The Notes are subject to customary events of default (each, an “Event of Default”), including, without limitation: (i) payment defaults; (ii) default in the performance by the Company of its obligations, or breach by the Company of its representations and warranties, under the Purchase Agreement, the Notes or the Warrants; (iii) failure by the Company to maintain the required minimum share reserve; (iv) default by the Company under other indebtedness of $200,000.00 or more; (v) where an Investor has sold Ordinary Shares pursuant to Rule 144 and the Company fails to instruct the transfer agent to remove any legends from the Ordinary Shares; (vi) bankruptcy, liquidation and similar matters of or concerning the Company or its subsidiaries; (vii) Company fails to comply in any material respect with the reporting requirements of the Exchange Act; (viii) delisting of the Ordinary Shares from a national exchange; (ix) consummation by the Company of a “going private” transaction; and (x) the Company or one of its subsidiaries enters into a Variable Rate Transaction (as defined in the Purchase Agreement).

Voluntary Conversion. The Notes will be convertible, immediately upon issuance at the option of the holders, at a conversion price of (i) $30.00 per Ordinary Share (the “Fixed Conversion Price”), or (ii) 92% of the lowest VWAP per Ordinary Share during the 10 trading days preceding the conversion (the “Variable Conversion Price”). The Variable Conversion Price shall have a floor of $2.50 per Ordinary Share (the “Floor Conversion Price”). The Fixed Conversion Price shall have a one-time reset on the 6-month anniversary following its closing date to the lower of (x) the initial Fixed Conversion Price, (y) the initial Variable Conversion Price, or (z) 130% of the daily VWAP per Ordinary Share on the trading day prior to the reset date. With the consent of the Investors, the Company may pay the interest on the Notes in the form of Ordinary Shares at the applicable conversion price then in effect. In addition, the conversion prices are subject to adjustment for anti-dilution protections.

Adjustments to Conversion Price. The Notes provide for adjustment of the Fixed Conversion Price for, inter alia, stock dividends, stock splits, stock combinations, rights offerings, pro rata distributions of assets, reclassifications of Ordinary Shares, exchanges of Ordinary Shares or substitutions of Ordinary Shares, dilutive issuances, certain option issuances and issuances of convertible securities.

Summary Terms of the Warrants

The Warrants will be exercisable, immediately upon issuance at the option of the holders, at an exercise price per Ordinary Share equal to initial Fixed Conversion Price for the Notes ($30.00 per Ordinary Share), subject to a one-time reset on the 6-month anniversary following the applicable closing date to 120% of the daily VWAP per Ordinary Share on the trading day prior to the reset date. Pursuant to the Purchase Agreement, on the Initial Closing Date, the Investors were issued the Initial Warrants to purchase up to 245,816 Ordinary Shares. The Warrants are exercisable via “cashless” exercise if, (as defined below) after the six-month anniversary of the Initial Closing Date, there is not an effective Registration Statement (as defined below) covering resale of the Ordinary Share under the Warrants.

The Warrants provide for an adjustment of the exercise price for, inter alia, stock dividends, stock splits, stock combinations, rights offerings, pro rata distributions of assets, dilutive issuances, certain option issuances and issuances of convertible securities, certain option issuances and issuances of convertible securities.

Summary Terms of the Registration Rights Agreement

In the Registration Rights Agreement the Company agreed that no later than 20 trading days from each of the Initial Closing Date and the Second Tranche Closing Date, as applicable, the Company shall prepare and file a Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) covering the resale of all of the Ordinary Shares underlying the Notes and the Warrants. The Company shall cause each Registration Statement to be declared effective as soon as practicable after filing thereof but in no event later than the date that is 75 days following each of the Initial Closing Date, and the Second Tranche Closing Date, as applicable, if the Registration Statement is subject to review by the SEC.

Press Release

On July 12, 2023, the Company issued a press release announcing the entry into the Purchase Agreement and related matters. Such press release is being furnished as Exhibit 99.1 hereto, and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, nor shall it be deemed incorporated by reference in any filing of the Company under the Securities Act, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference to this Form 6-K in such filing.

Exhibit No.	Description

10.1	Securities Purchase Agreement, dated July 11, 2023, between the Company and the Investors.

10.2	Form of Senior Convertible Note

10.3	Form of Share Purchase Warrant

10.4	Registration Rights Agreement, dated July 11, 2023.

99.1	Press Release of the Company, dated July 12, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2023	sealsq CORP

	By:	/s/ Carlos Moreira
Name: Carlos Moreira
Title: Chief Executive Officer

	By:	/s/ Peter Ward
Name: Peter Ward
Title: Chief Financial Officer